EXHIBIT 11

UNITIL CORPORATION AND SUBSIDIARY COMPANIES

COMPUTATION OF EARNINGS PER WEIGHTED AVERAGE COMMON SHARE OUTSTANDING

(Millions except common shares and per share data)

(UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Net Income	$4.0	$3.6	$30.5	$19.2
Weighted Average Number of Common Shares Outstanding – Basic (000’s)	14,892	14,822	14,884	14,813
Dilutive Effect of Stock Options and Restricted Stock (000’s)	7	7	6	5
Weighted Average Number of Common Shares Outstanding – Diluted (000’s)	14,899	14,829	14,890	14,818
Earnings Per Share – Basic and Diluted	$0.27	$0.24	$2.05	$1.30